K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

June 14, 2017
VIA EDGAR
Mr. John Ganley
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	American Beacon Institutional Funds Trust (File No. 811-23239)
Registration Statement on Form N-1A
Dear Mr. Ganley:
The following are responses by and on behalf of the American Beacon Institutional Funds Trust (“Registrant”) to the comments received from you by email on April 14, 2017, regarding the Registration Statement on Form N-1A (“Registration Statement”) for the American Beacon Diversified Fund (“Fund”), a series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on March 17, 2017, and Amendment No. 1 to the Registration Statement for the Fund that was filed with the SEC on April 12, 2017.  Your comments and the Registrant’s responses are set forth below.  The Registrant believes that the responses below fully address all of the comments of the SEC staff (“Staff”).  Defined terms used but not defined herein have the respective meanings assigned to them in the Registration Statement.
Principal Investment Strategies (Page 1)

1.
This section states that the Manager will allocate the Fund’s assets among multiple subadvisors.  Please describe the principal investment strategies that each sub-advisor is expected to use and also explain the Manager’s strategy for allocating assets among the subadvisors.

The Registrant has revised the “Principal Investment Strategies” section to describe the principal investment strategies that each sub-advisor is expected to use and to explain the Manager’s strategy for allocating assets among the subadvisors.

2.
The third paragraph states that the Fund may invest in securities convertible into common stocks. If investments in contingent convertible bonds or contingent convertible preferred stock may be principal types of investments, please disclose that clearly and disclose the corresponding risks in the section on Principal Risks.

Securities and Exchange Commission
June 14, 2017

The Registrant has not added any disclosure regarding strategies or risks with respect to contingent convertible bonds or contingent convertible preferred stock because these instruments are not principal types of investments for the Fund.

3.
The last sentence of the fourth paragraph identifies a number of types of fixed income securities in which the Fund may invest and concludes by stating that the Fund may invest in “other debt securities.” The term “other debt securities” is vague. The Fund must disclose the types of securities in which it will invest principally. See Item 4(a) of Form N-1A. Please identify specifically any “other debt securities” that will be principal types of investments and delete the term “other debt securities.”

The Registrant has deleted the reference to “other debt securities” in the “Principal Investment Strategies” section.

Principal Risks (Page 2)

4.
This section includes headings for 36 risks, some of which include additional sub-headings for risks. Please review the risks and ensure that only principal risks of investing are disclosed in this section. Non-principal risks may be disclosed elsewhere in the filing.

The Registrant has deleted “Inflation Index Linked Securities Risk” from the “Principal Risks” section.  The Registrant confirms that all of the other risks disclosed in the “Principal Risks” section are principal risks of investing in the Fund.

5.
This section sets forth Inflation Index Linked Securities Risk. Are inflation index linked securities principal investments of the Fund? If so, please identify them as a principal type of investment in the Fund’s principal investment strategies.

Inflation index linked securities are not principal investments of the Fund.  Therefore, the Registrant has not identified inflation index linked securities in the “Principal Investment Strategies” section.

General Comments

6.	Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

The Registrant has not submitted and, at the present time, does not expect to submit exemptive applications or no-action requests in connection with its registration statement.  The Registrant notes, however, that it may rely on exemptive relief previously granted to the American Beacon Funds, such as an exemptive order issued on December 30, 2013

Securities and Exchange Commission
June 14, 2017

(Release No. 30848) that provides the grantees exemption from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, such that they may enter into and materially amend subadvisory agreements without shareholder approval, subject to certain conditions.

7.
Responses to this letter should be in the form of an amendment filed pursuant to the Investment Company Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

The Registrant has responded to the Staff’s comments by filing an amendment to the Registration Statement.  This letter indicates where no changes will be made in response to a comment and states the basis for the Registrant’s position.

8.	We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Registrant acknowledges the comment.

* * * *
If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely, /s/ Kathy Kresch Ingber Kathy Kresch Ingber
cc:           Rosemary Behan
Diana Lai
Teresa Oxford
   American Beacon Advisors, Inc.